Exhibit A

Ceragon Networks Reports 2026 First Quarter
 Financial Results

Positive momentum across the business, led by strength in India, and improved balance sheet with positive free cash flow

Rosh Ha'ain, Israel, May 19, 2026 -- Ceragon (NASDAQ: CRNT), a leading solutions provider of end-to-end wireless connectivity, today reported its financial results for the first quarter ended March 31, 2026.

Q1 2026 Financial Highlights:

•	Revenue of $85.0 million, down 4.1% year-over-year

•	GAAP Operating income of $2.1 million, non-GAAP operating income of $4.2 million

•	GAAP Net income (loss) of ($1.3) million, non-GAAP net income of $0.7 million

•	GAAP EPS of ($0.01) per diluted share, non-GAAP EPS of $0.01 per diluted share

Q1 2026 Business Highlights:

•	India – Sequentially higher revenue and strong bookings have increased visibility for remainder of 2026; notable interest in E-band solutions

•	North America – Revenue remained robust; Activity is progressing with new Tier 1 CSP with potential for initial orders starting Q3

•	Private Network – Expanding business with multiple contracts across various customers and use cases

Ceragon’s CEO Doron Arazi commented: “Ceragon’s first quarter results reflected continued healthy demand across many of our key markets, highlighted by strong activity in India. Our solution offerings, predominantly in E-band frequencies, are driving strong demand in multiple regions. We are also making progress with our FR2 new solution, with a successful POC with a major tier North American carrier and increased interest from other potential customers in North America and Europe. We are also encouraged by the diverse wins we have in the private network domain.”

“We are more optimistic with respect to our strategic positioning and the underlying demand environment in our key markets and for our key product cycles, especially given the anticipated changes in the competitive landscape. Several recent macro and industry-wide cost increases and continued adverse foreign currency trends may lead to higher pressure on our margins, especially in the near term, but we are taking actions to minimize these cost challenges. We reiterate our prior 2026 guidance,” concluded Arazi.

Primary First Quarter 2026 Financial Results:

Revenues were $85.0 million, down 4.1% from $88.7 million in Q1 2025.

GAAP Gross profit was $30.1 million, with a gross margin of 35.4%, compared to gross margin of 32.8% in Q1 2025.

GAAP Operating income (loss) was $2.1 million compared to ($1.1) million in Q1 2025.

GAAP Net loss, was ($1.3) million, or ($0.01) per diluted share, compared to ($1.0) million, or ($0.01) per diluted share in Q1 2025.

Non-GAAP results were as follows: Gross margin was 36.0%, operating profit was $4.2 million, and net income was $0.7 million, or $0.01 per diluted share.

For a reconciliation of GAAP to non-GAAP results, see the attached tables.

Balance Sheet

Cash and cash equivalents were $39.2 million on March 31, 2026, compared to $38.4 million on December 31, 2025.

Revenue Breakout by Geography:

Q1 2026
North America	37%
India	35%
EMEA	15%
Latin America	7%
APAC	6%

Outlook

Management reiterated its 2026 outlook:

•	Revenue of $355 million to $385 million.
•	Non-GAAP gross margin improvement of 100bps at the midpoint of the provided revenue guidance range.
•	Non-GAAP operating margin 6.5% - 7.5% at the midpoint of the provided revenue guidance range.

Conference Call

The Company will hold a Zoom webcast today at 8:30 a.m. ET to review the results, followed by a Q&A session.

Investors are invited to register by clicking here. All relevant access details will be provided upon registration.

For investors unable to join the live call, a replay will be available on the Company’s website at www.ceragon.com

About Ceragon

Ceragon (NASDAQ: CRNT) is the global innovator and leading solutions provider of end-to-end wireless connectivity, specializing in transport, access, and AI-powered managed & professional services. Through our commitment to excellence, we empower customers to elevate operational efficiency and enrich the quality of experience for their end users.

Our customers include service providers, utilities, public safety organizations, government agencies, energy companies, and more who rely on our wireless expertise and cutting-edge solutions for 5G & 4G broadband wireless connectivity, mission-critical services, and an array of applications that harness our ultra-high reliability and speed. Ceragon solutions are deployed by more than 600 service providers, as well as more than 1,600 private network owners, in more than 130 countries. Through our innovative, end-to-end solutions, covering hardware, software, and managed & professional services, we enable our customers to embrace the future of wireless technology with confidence, shaping the next generation of connectivity and service delivery. Ceragon delivers extremely reliable, fast-to-deploy, high-capacity wireless solutions for a wide range of communication network use cases, optimized to lower TCO through minimal use of spectrum, power, real estate, and labor resources – driving simple, quick, and cost-effective network modernization and positioning Ceragon as a leading solutions provider for the “connectivity everywhere” era.

For more information please visit: www.ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon, registered in various countries. Other names mentioned are owned by their respective holders.

Safe Harbor

This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include, but are not limited to, statements regarding: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, supply chain and shipping, components availability; growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as "may", "plans", "anticipates", "believes", "estimates", "targets", "expects", "intends", "potential" or the negative of such terms, or other comparable terminology, although not all forward-looking statements contain these identifying words.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations there from will not be material. Such forward-looking statements involve known and unknown risks and uncertainties that may cause Ceragon’s future results or performance to differ materially from those anticipated, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: Company's forward-looking forecasts, with respect to which there is no assurance that such forecasts will materialize; Company's ability to future plan, business, marketing and product strategies on the forecasted evolution of the market developments, such as market and territory trends, future use cases, business concepts, technologies, future demand, and necessary inventory levels; the effects of fluctuations in currency exchange rates between the currencies in which we operate; risks relating to the conversion of the orders from customers into revenues; the effects of global economic trends, including recession, rising inflation, rising interest rates, commodity price increases and fluctuations, commodity shortages and exposure to economic slowdown; risks related to conditions in Israel and the continuation of hostilities in the Middle East; risks associated with delays in the transition to 5G technologies and in the 5G rollout; risks relating to the concentration of our business on a limited number of large mobile operators and the fact that the significant weight of their ordering, compared to the overall ordering by other customers, coupled with inconsistent ordering patterns, could negatively affect us; risks resulting from the volatility in our revenues, margins and working capital needs; disagreements with tax authorities regarding tax positions that we have taken could result in increased tax liabilities;  the high volatility in the supply needs of our customers, which from time to time lead to delivery issues and may lead to us being unable to timely fulfil our customer commitments;  and such other risks, uncertainties and other factors that could affect our results of operation, as further detailed in Ceragon’s most recent Annual Report on Form 20-F, as published on April 15, 2026, as well as other documents that may be subsequently filed by Ceragon from time to time with the Securities and Exchange Commission.

We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Ceragon does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections on the future, about which we cannot be certain. In addition, any forward-looking statements represent Ceragon’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Ceragon does not assume any obligation to update any forward-looking statements unless required by law.

The results reported in this press- release are preliminary and unaudited results, and investors should be aware of possible discrepancies between these results and the audited results to be reported, due to various factors.

Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Investor Contact:

Rob Fink
FNK IR
Tel. 1+646-809-4048
crnt@fnkir.com

Joey Delahoussaye
FNK IR
Tel. 1+312-809-1087
crnt@fnkir.com

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three months ended March 31,
	2026	2025

Revenues	85,003	88,652
Cost of revenues	54,927	59,553

Gross profit	30,076	29,099

Operating expenses:
Research and development, net	7,941	8,249
Sales and marketing	13,990	12,297
General and administrative	5,520	5,436
Restructuring and related charges	540	3,732
Acquisition- and integration-related charges	-	475

Total operating expenses	27,991	30,189

Operating income (loss)	2,085	(1,090)

Financial and other expenses (income), net	2,856	(990)

Loss before taxes	(771)	(100)

Taxes on income	572	880

Net loss	(1,343)	(980)

Basic net loss per share	(0.01)	(0.01)

Diluted net loss per share	(0.01)	(0.01)

Weighted average number of shares used in computing basic net loss per share	90,709,210	88,742,804

Weighted average number of shares used in computing diluted net loss per share	90,709,210	88,742,804

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31,	December 31,
	2026	2025
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	39,164	38,368
Trade receivables, net	94,421	99,673
Inventories	56,456	61,587
Other accounts receivable and prepaid expenses	23,804	25,576

Total current assets	213,845	225,204

NON-CURRENT ASSETS:
Severance pay and pension fund	378	362
Property and equipment, net	41,852	39,952
Operating lease right-of-use assets	15,715	16,554
Intangible assets, net	23,867	23,182
Goodwill	11,007	11,007
Other non-current assets	690	781

Total non-current assets	93,509	91,838

Total assets	307,354	317,042

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	65,576	70,784
Deferred revenues	2,710	2,371
Short-term loans	17,100	19,000
Operating lease liabilities	3,957	4,001
Other accounts payable and accrued expenses	23,167	24,071

Total current liabilities	112,510	120,227

LONG-TERM LIABILITIES:
Accrued severance pay and pension	2,590	2,537
Operating lease liabilities	12,510	13,331
Other long-term payables	8,248	8,195

Total long-term liabilities	23,348	24,063

SHAREHOLDERS' EQUITY:
Share capital	234	234
Additional paid-in capital	455,626	454,640
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive loss	(9,715)	(8,816)
Accumulated deficit	(254,558)	(253,215)

Total shareholders' equity	171,496	172,752

Total liabilities and shareholders' equity	307,354	317,042

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)

	Three months ended March 31,
	2026	2025

Cash flow from operating activities:
Net loss	(1,343)	(980)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	3,434	3,332
Loss from sale of property and equipment, net	70	10
Stock-based compensation expenses	892	650
Decrease in accrued severance pay and pensions, net	37	47
Decrease in trade receivables, net	5,301	6,384
Decrease (increase) in other assets (including other accounts receivable, prepaid expenses, other non-current assets, and the effect of exchange rate changes on cash and cash equivalents)	1,216	(1,140)
Decrease (increase) in inventory	3,830	(2,079)
Decrease in operating lease right-of-use assets	953	731
Decrease in trade payables	(6,174)	(4,084)
Increase (decrease) in other accounts payable and accrued expenses (including other long-term payables)	(1,046)	754
Decrease in operating lease liability	(979)	(825)
Increase (decrease) in deferred revenues	339	(190)
Net cash provided by operating activities	6,530	2,610

Cash flow from investing activities:
Purchases of property and equipment, net	(2,275)	(3,469)
Software development costs capitalized	(1,470)	(538)
Payments made in connection with business acquisitions, net of acquired cash	-	(6,570)
Net cash used in investing activities	(3,745)	(10,577)

Cash flow from financing activities:
Proceeds from exercise of stock options	9	508
Repayments of bank credits and loans, net	(1,900)	-
Net cash provided by (used in) financing activities	(1,891)	508

Effect of exchange rate changes on cash and cash equivalents	(98)	(164)

Increase (decrease) in cash and cash equivalents	796	(7,623)

Cash and cash equivalents at the beginning of the period	38,368	35,311

Cash and cash equivalents at the end of the period	39,164	27,688

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)

	Three months ended March 31,
	2026	2025

GAAP Cost of revenues	54,927	59,553
Stock-based compensation expenses	(131)	(108)
Amortization of acquired intangible assets	(422)	(505)
Non-GAAP Cost of revenues	54,374	58,940

GAAP Gross profit	30,076	29,099
Stock-based compensation expenses	131	108
Amortization of acquired intangible assets	422	505
Non-GAAP Gross profit	30,629	29,712

GAAP Research and development expenses	7,941	8,249
Stock-based compensation expenses	(191)	(155)
Non-GAAP Research and development expenses	7,750	8,094

GAAP Sales and marketing expenses	13,990	12,297
Stock-based compensation expenses	(340)	(310)
Amortization of acquired intangible assets	(220)	(222)
Non-GAAP Sales and marketing expenses	13,430	11,765

GAAP General and administrative expenses	5,520	5,436
Stock-based compensation expenses	(230)	(77)
Non-GAAP General and administrative expenses	5,290	5,359

GAAP Restructuring and related charges	540	3,732
Restructuring and related charges	(540)	(3,732)
Non-GAAP Restructuring and related charges	-	-

GAAP Acquisition- and integration-related charges	-	475
Acquisition- and integration-related charges	-	(475)
Non-GAAP Acquisition- and integration-related charges	-	-

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS (U.S. dollars in thousands, except share and per share data)

	Three months ended March 31,
	2026	2025

GAAP Operating income (loss)	2,085	(1,090)
Stock-based compensation expenses	892	650
Amortization of acquired intangible assets	642	727
Restructuring and other charges	540	3,732
Acquisition- and integration-related charges	-	475
Non-GAAP Operating income	4,159	4,494

GAAP Financial and other expenses (income), net	2,856	(990)
Leases – financial income	26	95
Non-cash revaluation charges associated with business combination	(9)	1,932
Non-GAAP Financial and other expenses, net	2,873	1,037

GAAP Tax expenses	572	880
Non-GAAP Tax expenses	572	880

GAAP Net income (loss)	(1,343)	(980)
Stock-based compensation expenses	892	650
Amortization of acquired intangible assets	642	727
Restructuring and other charges	540	3,732
Acquisition- and integration-related charges	-	475
Leases – financial income	(26)	(95)
Non-cash revaluation charges associated with business combination	9	(1,932)
Non-GAAP Net income	714	2,577

GAAP Basic net income (loss) per share	(0.01)	(0.01)

GAAP Diluted net income (loss) per share	(0.01)	(0.01)

Non-GAAP Diluted net income per share	0.01	0.03

Weighted average number of shares used in computing GAAP basic and diluted net income (loss) per share	90,709,210	88,742,804

Weighted average number of shares used in computing Non-GAAP diluted net income per share	92,709,739	91,514,527